UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

MOBILICOM LIMITED

Commission File Number 001-41427

(Translation of registrant’s name into English)

1 Rakefet Street

Shoham, Israel 6083705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s (i) press release issued on September 5, 2023, titled “Mobilicom to Trade Exclusively on Nasdaq” and (ii) Australian Securities Exchange (“ASX”) announcement, dated September 5, 2023, which was sent to holders of the Registrant’s ordinary shares, as required by the laws and regulations of the ASX.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Mobilicom to Trade Exclusively on Nasdaq”.
99.2	ASX Announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILICOM LIMITED

Date: September 5, 2023	By:	/s/ Oren Elkayam
		Name:	Oren Elkayam
		Title:	Chairman

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